Snell & Wilmer L.L.P.

600 Anton Boulevard

Suite 1400

Costa Mesa, California 92626-7689

TELEPHONE: (714) 427-7000

FACSIMILE: (714) 427-7799

Mark R. Ziebell

714.427.7402

mziebell@swlaw.com

February 9, 2010

Via Federal Express

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Mail Stop 4631

Attn.: Pamela A. Long, Assistant Director

RE:  CryoPort, Inc.

Amendment No. 4

To Registration Statement on Form S-1

Filed on February 2, 2010

File No.: 333-162350

Dear Ms. Long:

On behalf of our client, CryoPort, Inc. (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated February 5, 2010 to Larry G. Stambaugh, Chief Executive Officer of the Company, with respect to Amendment No. 4 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) which was filed with the Commission on February 2, 2010. We are enclosing Pre-Effective Amendment No. 5 to the Registration Statement on Form S-1 filed as of February 9, 2010 (the “Amended Registration Statement”). For your convenience, the Commission’s comments have been repeated herein in bold, with the Company’s response immediately following each of the Commission’s comments. All page numbers refer to the Edgar version of the Amended Registration Statement.

Prospectus Cover Page

1. Please revise your prospectus cover page to state a definitive number of units you are offering. You may provide your good faith estimate of the price per unit prior to effectiveness, which may be given as a price range. You may also increase

February 9, 2010

the size of the offering after effectiveness by filing a new registration statement for an additional dollar amount of securities. This registration statement may become effective automatically when filed if it meets the requirements of Rule 462(b). You may also adjust the size of your offering after effectiveness as permitted by instruction to paragraph (a) to Rule 430A. Please also see our Securities Act Rules C&DIs at paragraphs 240.01, 640.04 and 604.05 for information about changes in the size of an offering. However, your prospectus should state a certain number of units to be offered at the time the registration statement is declared effective.

The Company notes the Commission’s comment and advises the Commission that the cover page of the prospectus has been revised to state a definitive number of units being offered based upon the Company’s good faith estimate of the offering price per unit.

Legal Opinion

2. Please also ensure that the legal opinion filed as Exhibit 5.1 correctly states the specific number of units that being offered, and as to which counsel is giving its opinion.

The Company notes the Commission’s comment and has revised Exhibit 5.1 to state the specific number of units being offered, and has refilled the revised Exhibit 5.1.

Please be advised that the Amended Registration Statement has also been revised to note that the Company effected a 10-to-1 reverse stock split on February 5, 2010.

If you have any questions regarding the Amended Registration Statement or the above, please do not hesitate to give me a call at (714) 427-7402.

Very truly yours,

Snell & Wilmer

/s/ Mark R. Ziebell

cc:  Larry G. Stambaugh

Gregory Sichenzia, Esq.